SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 5, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

A press release dated February 5, 2003 announcing the Aventis Full year results for 2002

Press release

Your Contacts:

Carsten Tilger Head of Aventis Media Relations Tel.: + 33 (0) 388 99 1114 Carsten.Tilger@aventis.com	Corinne Hoff Aventis Media Relations Tel.: +33 (0)3 8899 1916 Corinne.Hoff@aventis.com

AVENTIS REPORTS FULL-YEAR RESULTS FOR 2002

•      Aventis meets ambitious growth targets for third consecutive year despite a more challenging market and industry environment in 2002: Core business sales activity rises 11.6%  and net income climbs 28%  Core business EPS rises 27% to €2.62 (€3.31 before goodwill amortization) U.S. sales activity increases 21.4%, strategic brands sales activity rises 28.3%

•      Product leadership reinforced in key therapeutic areas and complemented by successful introduction of future growth drivers: Lantus and Ketek continue successful roll-out in key markets Aventis plans to submit several new drugs for approval in 2003/2004 New products expected to contribute significantly to sales growth between 2002 and 2007

•      Aventis expects continued strong earnings growth in 2003 and beyond Financial flexibility to further strengthen the pharmaceutical business of Aventis

Strasbourg, France, February 5, 2003 – Aventis today reported consolidated group net sales of €20.622 billion for 2002 compared with €22.941 billion in 2001. This decline in group sales is attributable to structural changes and the divestment of non-core activities, mainly Aventis CropScience in the course of 2002. Group net income rose to € 2.091 billion compared to €1.505 billion in 2001. Consolidated earnings per share (EPS) for the Aventis group increased to €2.64 in 2002 compared to €1.91 in 2001. These consolidated results include contributions from non-core activities.

Strong performance despite a more challenging market environment: Core business sales activity increases by 11.6%, net income climbs 28%

In 2002, the core business recorded net sales of  €17.591 billion, an increase of 11.6% on an activity basis (excluding currency effects) compared to €16.576 billion in 2001. Gross margin increased to 74.1% from 73.3% in 2001. EBITA increased by 19% to €4.505 billion, while the EBITA margin rose 2.8 percentage points to 25.6%. Net income grew 28% to €2.081 billion from €1.630 billion, while EPS grew 27% to €2.62 from €2.07. (The core business of Aventis includes prescription drugs, human vaccines and corporate activities and the earnings contribution from the 50% equity interest in the animal health joint venture Merial).

Sales of strategic brands rise 28.3% on an activity basis in 2002 and represent 54.6% of total prescription drug sales

Prescription drugs recorded sales of €16.026 billion in 2002, an activity increase of 11.1% compared to sales of €15.168 billion in 2001. Sales of strategic brands, a group of key brand-name prescription drugs, rose 28.3% on an activity basis to €8.751 billion and accounted for 54.6% of total prescription drug sales, up from 47.3% in 2001.

The human vaccines business generated sales of € 1.580 billion, representing a sharp increase of 16.3% compared to 2001.

Aventis delivers on ambitious targets for third consecutive year

“2002 was a very successful year for Aventis in a challenging environment: We were able to maintain the strong growth momentum in our core business and to meet our ambitious targets for the third consecutive year since the creation of Aventis.

This was the result of the strong performance of our strategic brands and vaccines as well as our success in key geographic markets, led by the United States. At the same time, we transformed Aventis into a pure pharmaceutical company, simplified our structure and formed a new management team,” said Igor Landau, Chairman of the Management Board.

Based on the financial results of 2002, which were reviewed by the Supervisory Board at its meeting on February 4, 2003, the Management Board will propose to the Annual General Meeting of Shareholders on April 17, 2003, a dividend of €0.70 per share to shareholders of record as of April 22, 2003. The total dividend payment, which is scheduled for distribution on May 22, 2003, would be approximately €560 million.

Aventis expects continued strong earnings growth in 2003 and beyond

“For 2003 and beyond, the pharmaceutical industry will continue to face several challenges, such as additional healthcare cost-containment efforts and more demanding approval procedures for new products. However, the mid- to long-term growth trends for the industry are intact: There is a tremendous need for better therapies for serious, chronic or life-threatening diseases – such as cancer, cardiovascular conditions or diabetes - while new technologies and a better understanding of many diseases will enable us to offer patients better treatments,” said Igor Landau.

“At Aventis, our existing strategic brands and vaccines, which address critical medical needs, have significant potential for incremental growth. A number of new products in key therapeutic areas will also contribute substantially to our future performance. We therefore expect to continue to deliver strong earnings growth in 2003 and beyond. For 2003, sales growth for our core business is expected to be in the high single digits, excluding the impact of currency, while earnings per share for the core business are expected to achieve a growth rate in the mid to high teens. For 2004, we expect a similar profile for growth as in 2003” Igor Landau concluded.

Strong cash flow and debt-reduction provide financial flexibility to further strengthen pharmaceutical business

Cash flow from core business activities as well as the proceeds from divestments and the deconsolidation of debt associated with the divested businesses led to a significant reduction in net debt to €3.452 billion at the end of 2002 compared to € 9.196 billion at the end of 2001. “In 2003, we are targeting a strong operating cash flow in our core business, supplemented by divestitures of non-core activities. This should help us to further deleverage our balance sheet and provide us with the financial flexibility to strengthen our pharmaceutical business,” said Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer of Aventis.

U.S. sales activity rises 21.4 % and represents 39% of core business sales

In the United States, core business sales rose 21.4% on an activity basis to €6.859 billion in 2002 compared to €5.964 billion in 2001. The United States accounted for 39% of total core business sales compared to 36% in 2001 and 33% in 2000.

Despite the negative impact of cost containment measures in key European countries, Aventis was able to expand sales, thanks to the growth of its strategic brands in the major markets. This was due to the successful introduction of innovative drugs, such as the novel antibiotic Ketek (telithromycin) in France and the anti-diabetic agent Lantus (insulin glargine) in the United Kingdom. In France, the biggest European market for Aventis, sales activity rose by 4.7% to €2.295 billion and in Germany by 2.9% to €1.086 billion. In Italy, sales activity increased 7.2% to €628 million and in the United Kingdom by 21.4% to €448 million.

In Japan, the world’s second-largest pharmaceutical market, core business sales activity increased 2.7% to  €923 million as the performance of the strategic brands more than compensated for the declining contribution of older products.

Product leadership in key therapeutic areas complemented by successful introduction of future growth drivers

In 2002, Aventis achieved leadership positions in key therapeutic areas with its strategic brands, such as:

•                  Allegra/Telfast (fexofenadine), for the treatment of allergies, delivered strong growth with sales of €2.030 billion, an activity increase of 22.1%. In the U.S., sales activity increased by 22.2% to €1.730 billion in 2002 and Allegra became the leading non-sedating prescription antihistamine. Since the onset of OTC competition in November 2002, the number of new prescriptions and total prescriptions of Allegra increased compared to the same period in 2001.

Trials are underway in the United States to investigate the use of Allegra in a wide range of disease states, including year round (perennial) allergies and indoor allergies. Clinical trials are also in progress looking at Allegra as a potential treatment for mild to moderate asthma.

In the pending patent litigation against Barr Laboratories and Impax, a trial date has been set for September 2004. Therefore the potential emergence of any generic form of fexofenadine is considered unlikely prior to the fourth quarter 2004, unless all issues pending in the case are decided by a summary judgment adverse to Aventis in the absence of a trial.

•                  Lovenox/Clexane (enoxaparin sodium) for the prophylaxis and treatment of arterial and venous thrombosis, including deep vein thrombosis (DVT), unstable angina (UA), and non-Q-wave myocardial infarction (NQMI), generated sales of €1.563 billion, an activity increase of 13.3%. In the U.S. sales of Lovenox increased 10% on an activity basis to €1.013 billion in 2002. This deceleration of growth is related mainly to a FDA warning letter issued early 2002 concerning patients with prosthetic heart valves and adjustments to trade inventory levels. Aventis has since submitted a revised labelling to the FDA and strengthened its sales force efforts to support the future growth of Lovenox in its key indications.

Lovenox/Clexane is the leading antithrombotic agent in terms of sales and number of patients treated worldwide and in the U.S. Lovenox further advanced its leading position for two key indications - DVT medical prophylaxis and unstable angina - in the course of 2002. A number of treatment guidelines and studies further differentiated and supported Lovenox in 2002.

•                  Taxotere (docetaxel), for the treatment of locally advanced or metastatic breast cancer and non-small-cell lung cancer (NSCLC), achieved sales of €1.261 billion, an increase of 32.7% compared to 2001. In 2002 and early 2003, Aventis obtained additional approvals reinforcing the leading position of this cancer treatment.

Taxotere is already the leading second-line treatment for non-small cell lung cancer (NSCLC) with nearly 50 percent of the estimated €400 million second-line market. At the end of 2002, the use of Taxotere was approved in the U.S. and in the EU in combination with cisplatin for first-line treatment of NSCLC in patients who have not received prior chemotherapy. This approval gives Taxotere access to the estimated €1.5 to €1.7 billion first-line treatment market for NSCLC.

For the treatment of breast cancer, the European Commission approved in January 2003 the use of Taxotere in combination with Xeloda (capecitabine) for patients with locally advanced or metastatic cancer after failure of chemotherapy. In addition, interim results from a major international study presented at the American Society of Clinical Oncology meeting in May demonstrated the potential benefits of the use of Taxotere in adjuvant treatment of early-stage breast cancer. Aventis intends to submit this indication for approval in 2003.

Other development activities are underway in different types of cancer, such as for gastric, prostate as well as head and neck cancer, to extend the unique profile and contribute to the future growth of Taxotere.

•                  Delix/Tritace (ramipril), an ACE inhibitor approved for the treatment of hypertension, heart failure and for preventing stroke, heart attack and cardiovascular death in patients at risk for cardiovascular events, generated sales of €923 million in 2002, an activity increase of 34.2% compared to 2001. Delix/Tritace is expected to become the next blockbuster drug of Aventis.

•                  The vaccines business of Aventis Pasteur performed strongly again in 2002 with sales rising to €1.580 billion, rising 16.3% on an activity basis compared to €1.425 billion in 2001.

Pediatric combination vaccines recorded the highest sales for the vaccines business of €495 million (+21.1% activity variance) in line with the strong performance of the entire portfolio of pediatric vaccines of Aventis Pasteur. Polio vaccines increased to €304 million (+11.9% activity variance). Sales of flu vaccines were in line with the previous year, amounting to € 458 million (+1.5% activity variance) despite the market reentry of a competitor who had stopped manufacturing flu vaccines in 2001. (Product sales figures include non-consolidated sales in Europe by Aventis Pasteur MSD, a joint venture with Merck & Co.)

The strong growth of the vaccines business was driven by the U.S. market where sales totaled €972 million in 2002, an increase of 21.2% on an activity basis compared to 2001. Daptacel, an acellular pertussis vaccine against diphtheria, tetanus and pertussis was licensed and launched in the U.S. in May 2002. Aventis Pasteur also addressed the severe shortage of an adult tetanus and diphtheria vaccine in the U.S. after a leading manufacturer had withdrawn unexpectedly from the market in 2001.

In 2003, Aventis Pasteur will invest more than €150 million to strengthen its industrial capacities and to further support its future growth potential.

New products to contribute significantly to sales growth between 2002 and 2007

In 2002, Aventis also made substantial progress in strengthening its portfolio of strategic brands, with the approval of new products in key markets.

“Our new products such as Lantus, Ketek and the once-a-week dosage form of Actonel showed strong uptake in the markets in which they were introduced. We expect that together with the other drugs which we intend to launch during the coming years, they should contribute significantly to sales growth between 2002 and 2007,” said Richard Markham, Vice Chairman of the Management Board and Chief Operating Officer of Aventis.

In 2002, the key new growth drivers for Aventis were:

•                  Lantus (insulin glargine), for the treatment of type 1 and type 2 diabetes, achieved sales of  €299 million in 2002 compared to €94 million in 2001. Lantus is the first and only basal insulin that provides 24 hour insulin coverage with one easily administered dose at any time of day. Lantus has been shown to help diabetes patients establish improved metabolic control with less nocturnal hypoglycemia compared to NPH insulin.  Lantus has the potential to fundamentally transform the treatment of diabetes and improve the lives of patients through an aggressive treat-to-target approach for HbA1c levels, convenient dosing, and earlier insulinization. Lantus is currently available in the U.S., Germany, the UK and Ireland, and the global launch of Lantus will continue through 2003 and 2004.

•                  Ketek (telithromycin), is the first ketolide antibiotic for the treatment of upper and lower respiratory tract infections, including those caused by bacteria resistant to some commonly used antibiotics. In the course of 2002, Ketek was launched in all major EU and Latin American markets. At the beginning of January 2003, the FDA Scientific Advisory Committee recommended the approval of Ketek tablets (800 mg oral dose once daily) for the treatment of acute exacerbations of chronic bronchitis, acute sinusitis and community-acquired pneumonia as well as for the use in treating penicillin- and macrolide-resistant strains of S. pneumoniae in community-acquired pneumonia and acute sinusitis. On January 24, 2003, Aventis received an approvable letter from the FDA. In the approvable letter the FDA requested that Aventis provide additional analyses and information prior to marketing approval. Additional clinical studies were not requested.

•                  Actonel (risedronate sodium), for the treatment and prevention of osteoporosis, is being co-developed and co-marketed by Aventis and Procter & Gamble through the Alliance for Better Bone Health. In 2002, Actonel generated combined sales for Aventis and Procter & Gamble of €539 million compared to €309 million in 2001. Since the launch of the 35-mg once-a-week dosage form of Actonel in the U.S. in June 2002, Actonel´s share of new prescriptions has increased to 17.5% from 12.3%. In December 2002, the once-a-week form was approved in 15 European countries, including Sweden, France, Germany, Italy, Spain and the UK for the treatment of postmenopausal osteoporosis to reduce the risk of vertebral fractures as well as to reduce the risk of hip fractures. The launch of this more convenient dosage form is expected to take place in most European countries throughout 2003.

Aventis expects to submit several new drugs for approval in 2003/2004

In 2002, Aventis invested €3.141 billion (or 17.9% of sales) in research and development in its core business compared to €2.891 billion in 2001. Aventis has currently more than 40 compounds in clinical development, including over 25 in early-stage development and more than 15 in late-stage development. In 2002, Aventis had 13 submissions and 11 approvals in the U.S., the EU and Japan.

Aventis intends to submit several new drugs for approval in the U.S. and in Europe in 2003 and 2004, including:

•      Alvesco (ciclesonide) is an inhaled corticosteroid for the treatment of chronic persistent asthma for patients 4 years of age and older, which Aventis is co-developing in the United States with Altana Pharma.  Alvesco is a potentially important advance in asthma therapy due to excellent efficacy, low side effects, convenience and unique pharmacokinetic/pharmacodynamic profile.  Aventis is currently conducting phase III studies for the NDA submission in the U.S. and expects to submit Alvesco in the second half of 2003.

•      Insulin glulisine (1964), a fast-acting insulin analog for type 1and type 2 diabetes intended to broaden and complement the Aventis diabetes portfolio. The product is on track for regulatory submissions in the U.S. and EU in 2003. The international development program for insulin glulisine is designed to achieve competitive labeling at launch, including flexible mealtime dosing and a pump application for continuous subcutaneous infusion.

•      Genasense (oblimersen sodium) is a novel targeted drug candidate currently in multiple phase II and phase III clinical trials to test its ability to optimize the effectiveness of chemotherapy in patients with both hematologic cancers and solid tumors. In April 2002, Aventis and Genta Inc. agreed to jointly develop and commercialize this innovative antisense oligonucleotide, which works by specifically inhibiting the production of Bcl-2, a protein made by cancer cells that is thought to block therapy-induced cell death.

•      Pentacel, a new acellular pertussis combination vaccine as a primary vaccination against pertussis, diphtheria, tetanus, polio and Haemophilus influenzae type b in infants. This vaccine is currently in phase III studies in infants and the U.S. launch is targeted for 2005.

•      Menactra, a conjugate vaccine for the prevention of meningococcal meningitis with enhanced immunogenicity and stronger and longer lasting responses through conjugate technology. This vaccine is also in phase III studies in adolescents and is targeted to be launched in the U.S. in 2005.

In addition to these products, other promising projects currently in late-stage development include:

Flavopiridol, an innovative chemotherapeutic agent that induces cell cycle arrest and cell death through the inhibition of cyclin-dependent kinases, a key enzyme system controlling cell growth. Flavopiridol has demonstrated synergistic effects in combination with other cytotoxic agents and has also shown antitumor activity in early clinical studies.

Aventis is initiating phase III trials for Flavopiridol in combination with the chemotherapy agents Taxotere (targeting lung cancer) and Campto (targeting colon cancer); regulatory submissions are planned for 2005/2006.

Exubera, a novel approach to delivering insulin in a dry powder formulation by inhalation. Exubera is being developed for patients with type 1 and type 2 diabetes through a collaboration with Pfizer. Phase III efficacy trials have been completed and additional studies are underway to strengthen the long-term safety data. Regulatory filings in the U.S. and in Europe are being planned pending more comprehensive data analysis.

Merial

In 2002, sales by the animal health business Merial – a 50-50 joint venture with Merck & Co. accounted for using the equity method – rose 4% on an activity basis to €1.825 billion. Sales by Merial are not consolidated in the Aventis core business sales.

Non-core activities

In total, sales from non-core activities declined to € 3.066 billion in 2002 compared to € 6.439 billion in 2001, while the earnings contribution was almost neutral. The decrease in sales is mainly attributable to divestment of the Animal Nutrition business and Aventis CropScience in the first half of 2002.

Aventis is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative prescription drugs for important therapeutic areas as well as human vaccines. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.

Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.  Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially.  Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law.  Aventis disclaims any obligation to revise or update any such forward-looking statement.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliaties, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals, Alvesco, a trademark of Altana Pharma AG, Campto, a trademark of Kabushiki Kaisha Yakult Honsha, Copaxone, a trademark of Teva Pharmaceuticals Industries, Exubera, a trademark of Pfizer Products Inc, Genasense, a trademark of Genta Inc, Tavanic, a trademark of Daiichi Pharmaceutical Co Ltd, as well as trademarks owned by competitors, such as Xeloda, a trademark of the Roche Group.

Provisional timing of upcoming events:

Week of April 28, 2003	Report on Q1 results

April 17, 2003	Aventis Annual General Meeting

Week of July 28, 2003	Report on Q2 results

Week of October 27, 2003	Report on Q3 results

Note to editors:

The annual results will be presented at an Aventis press conference in London today at 9:30 a.m. (10:30 a.m. CET), to be followed by an Aventis analyst conference in London at 12:30 a.m. GMT (1:30 p.m. CET). A digital media center with speeches, presentations, press photos as well as a webcast of t he press and analyst conferences will be available on the Internet at: www.aventis.com/2002results

Aventis

All Consolidated Businesses

Consolidated Income Statement 2002

YTD 2002 (1)	YTD 2001 (1)	in million €	Q4 / 2002 (2)	Q4 / 2001 (2)

20,622	22,941	Net sales	4,840	5,939

(6,578)	(7,943)	Cost of goods sold	(1,710)	(2,011)
68.1%	65.4%	Gross margin (as% of sales)	64.7%	66.1%

(6,705)	(7,178)	SG&A and other operating Inc. / Exp.	(1,308)	(1,788)
(3,420)	(3,481)	Research & Development	(887)	(931)
(68)	(50)	Restructuring	(34)	(29)
(1,021)	(650)	Goodwill amortization	(222)	(164)

2,829	3,639	Operating profit	680	1,016

51	85	Equity in earnings of affiliated companies	(186)	(36)
(309)	(704)	Interest expenses	(49)	(150)
1,120	(134)	Miscellaneous non oper. inc. / and exp.	(229)	(107)
3,692	2,886	Income before tax	217	724

(1,430)	(1,111)	Tax	(151)	(279)

(86)	(142)	Minority interests	(16)	(12)
(85)	(128)	Preferred remuneration	(20)	(50)
2,091	1,505	Net Income	30	384

793412151	787553585	Average number of outstanding shares	793884948	791540874
2.64	1.91	EPS in € per share	0.04	0.48

3.92	2.74	EPS before goodwill amortization in € per share	0.32	0.69

(1) Audited

(2) Unaudited

Percentages are calculated before rounding the data in million euros

Aventis(1)

All Consolidated Businesses

Balance Sheet

(French GAAP)

in million €	31/12/2002	31/12/2001

Intangible assets	11,144	14,264
Property, plant and equipment	4,455	5,740
Investments and other assets	5,828	6,445
Other current assets	8,347	11,270
Marketable securities, short term deposits, cash	1,299	1,514
Total Assets	31,073	39,234

Stockholder’s equity	11,335	12,021
Amortizable preferred securities	89	200
Minority interests	159	913
Reedemable partnership interest	238	284
Long-term debt	1,787	4,652
Other long term liabilities	6,879	7,225
Short term liabilities	7,621	7,881
Short-term debt, bank overdrafts	2,965	6,058
Total Liabilities	31,073	39,234

Net debt	3,452	9,196

(1) Audited

Aventis(1)

All Consolidated Businesses

Simplified Change in Net Debt

(French GAAP)

in million €	31/12/2002

Net income (loss) before preferred remuneration	2,176
Depreciation and amortization of assets	2,216
Elimination of other expenses and benefits without effect on cash	(1,989)
Change in working capital	(1,460)
Change in other operating assets and liabilities	916
Reduction (Increase) in Net debt resulting from operating activities	1,859

Purchase of property, plant and equipment	(1,000)
Other acquisitions	(459)
Proceeds from sales of assets	4,654
Change in loans	(34)
Reduction (Increase) in Net debt resulting from investing activities	3,161

Dividends paid by the Group	(490)
Preferred remuneration paid	(113)
Impact of shares and other securities issuance & buy-back	(518)
Conversion net financial indebtedness	175
Change in consolidation perimeter	1,654
Miscellaneous	15

Change in net debt	5,743

(1) from an audited Cash flow statement

Strategic Activities

The core business is comprised of activities that the Group considers as strategic and intends to retain. It includes primarily Prescription Drugs, Human Vaccines, Merial (accounted for under the equity method) and the Corporate activities (comprised mainly of parent companies, financing and insurance entities).

The non-core activities include businesses that the group has divested in the period or intends to divest in the foreseeable future. Aventis CropScience and Aventis Animal Nutrition have been divested respectively in June and April 2002. The non-core activities being left are comprised mainly of Rhodia, Wacker (accounted for under the equity method) and Aventis Behring.

The profit and loss accounts for the non-core activities include the results of these activities until the date when they are disposed of, the gain or loss on disposal as well as other charges related to divested activities but incurred after the date of disposal.

These statements represent management’s expectations, targets and intentions and involve risks and uncertainties.

Aventis Core Businesses(1)

Selected Financial Data Related to Consolidated Income Statement 2002

YTD 2002	YTD 2001	Total Variance %	in million €	Q4 / 2002	Q4 / 2001	Total Variance %

17,591	16,576	6.1%	Net sales	4,558	4,425	3.0%
		11.6%	Activity variance in percentage of Net Sales (2)			11.8%
(4,563)	(4,418)		Cost of goods sold	(1,194)	(1,164)
74.1%	73.3%		Gross margin (as% of sales)	73.8%	73.7%

(5,541)	(5,682)	-2%	SG&A and other operating Inc. / Exp.	(1,291)	(1,441)	-10%
(3,141)	(2,891)	9%	Research & Development	(867)	(804)	8%
(49)	(16)		Restructuring	(31)	(12)

4,297	3,569	20%	Operating profit before goodwill amortization	1,175	1,003	17%
208	214	-3%	Equity in earnings of affiliated companies	38	35	10%
4,505	3,783	19%	EBITA (3)	1,213	1,038	17%

(543)	(564)		Goodwill amortization	(131)	(143)
(148)	(228)		Interest expenses	(19)	(50)
(333)	(52)		Miscellaneous non oper. inc. / and exp.	(100)	32
3,481	2,938	18%	Income before tax	963	876	10%

(1,270)	(1,131)		Tax	(344)	(337)

(44)	(48)		Minority interests	(16)	(13)
(85)	(128)		Preferred remuneration	(20)	(50)
2,081	1,630	28%	Net Income	583	476	22%

793412151	787553585		Average number of outstanding shares	793884948	791540874
2.62	2.07	27%	EPS in € per share	0.73	0.60	22%

3.31	2.79	19%	EPS before goodwill amortization in € per share	0.90	0.78	15%
5256	4582	15%	EBITDA	1402	1249	12%

(1) Unaudited

(2) on a comparable basis

(3) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses : Selected Financial Data

Related to Free Cash Flow(1)

(French GAAP)

in million €	31/12/2002

Net income (loss) before preferred remuneration	2,166
Depreciation and amortization of assets	1,495
Elimination of other expenses and benefits without effect on cash	(215)
Change in working capital	(618)
Change in other operating assets and liabilities	(251)
Reduction (Increase) in Net debt resulting from operating activities	2,577

Purchase of property, plan, equipment	(869)

Free Cash Flow	1,708

(1) Unaudited

Consolidated Sales(1)

Aventis Core Businesses

in million €	YTD 2002	YTD 2001	Total Variance	Activity Variance (2)	Conversion Variance (2)	Structure Variance
Prescription drugs	16,026	15,168	5.7%	11.1%	-5.5%
Human Vaccines	1,580	1,425	10.9%	16.3%	-5.4%
Eliminations	(16)	(17)	NA	NA	NA
Total Core Businesses	17,591	16,576	6.1%	11.6%	-5.5%

in million €	Q4 / 2002	Q4 / 2001	Total Variance	Activity Variance (2)	Conversion Variance (2)	Structure Variance
Prescription drugs	4,110	4,039	1.7%	10.4%	-8.7%
Human Vaccines	450	384	17.3%	27.2%	-9.9%
Eliminations	(2)	1	NA	NA	NA
Total Core Businesses	4,558	4,425	3.0%	11.8%	-8.8%

(1) unaudited

(2) on a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses - Sales by Country(1)

in million €	YTD 2002	YTD 2001	Activity variance (2)	Structure variance
United States	6,859	5,964	21.4%
France	2,295	2,245	4.7%	-2.3%
Germany	1,086	1,058	2.9%	-0.3%
Japan	923	987	2.7%	-1.5%
Italy	628	586	7.2%
United Kingdom	448	373	21.4%
Mexico	396	416	3.6%
Canada	387	371	11.4%
Spain	328	312	5.5%	-0.4%
Brazil	287	349	4.3%
Subtotal	13,639	12,663	13.1%	-0.6%
in% of total	77.5%	76.4%

Other countries	3,952	3,912	6.9%	1.8%
Total Net Sales	17,591	16,576	11.6%

in million €	Q4 / 2002	Q4 / 2001	Activity variance (2)	Structure variance
United States	1,813	1,673	20.4%
France	572	589	0.4%	-3.2%
Germany	279	264	6.0%	-0.4%
Japan	254	269	5.5%	-1.7%
Italy	159	147	8.4%
United Kingdom	139	99	43.1%
Mexico	103	119	3.9%
Canada	101	98	15.0%
Spain	82	83	-0.8%	-0.2%
Brazil	51	80	7.8%
Subtotal	3,553	3,421	13.3%	-0.7%
in% of total	78.0%	77.3%

Other countries	1,005	1,004	6.7%	2.4%
Total Net Sales	4,558	4,425	11.8%

(1) unaudited

(2) On a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products : Change in Sales 2002(1)

YTD 2002	YTD 2001	Activity variance(2)	in million €	Q4 / 2002	Q4 / 2001	Activity variance(2)

3435	3325	8.2%	Thrombosis/Cardiology	880	884	7.0%
1563	1453	13.3%	Lovenox / Clexane	398	390	12.2%
923	709	34.2%	Delix / Tritace	255	193	37.0%

1743	1494	22.6%	Oncology	464	407	23.9%
1261	1003	32.7%	Taxotere	344	278	35.7%
241	202	21.3%	Campto	61	51	19.9%

2794	2575	14.8%	Respiratory & Allergy	688	732	4.4%
2030	1762	22.1%	Allegra / Telfast	494	511	8.1%
329	266	31.2%	Nasacort	93	79	30.1%

799	677	26.0%	Arthritis / Osteoporosis	212	194	21.9%
271	258	10.7%	Arava	67	77	-3.5%

1530	1448	11.6%	Central Nervous System	389	391	8.2%
554	383	51.5%	Copaxone (3)	153	111	50.3%

1560	1546	5.4%	Anti-Infectives	395	410	1.3%
222	199	18.2%	Targocid	61	51	28.0%
257	192	38.9%	Tavanic	50	53	-2.3%
52	3	NA	Ketek	26	3	NA

1978	1761	18.6%	Metabolism/ Diabetes	527	478	20.2%
578	478	28.6%	Amaryl	164	133	33.9%
172	170	4.2%	Insuman	47	42	14.6%
299	94	NA	Lantus	94	43	NA

			Human Vaccines
495	422	21.1%	Pediatric combination vaccines(4)	111	97	20.9%
304	284	11.9%	Polio vaccine(4)	66	64	12.7%
458	473	1.5%	Influenza vaccines(4)	190	209	-3.4%
221	235	-3.0%	Traveler’s endemic range excluding meningitis(4)	48	36	42.6%
103	98	8.5%	Meningitis vaccines(4)	26	14	93.9%
172	111	60.1%	Adult Boosters(4)	42	23	97.1%

(1) unaudited

(2) On a comparable basis

(3) Alliance with Teva Pharmaceuticals Industries Inc

(4) Including the sales recorded in Europe by AP-MSD

Rilutek and Synercid are no longer reported as strategic products

Prescription Drugs Strategic Products : Change in Sales 2002  ( U.S. / Non U.S. ) (1)

YTD 2002	YTD 2001	Activity variance(2)	U.S. in million €	Q4 / 2002	Q4 / 2001	Activity variance(2)
1013	973	10.0%	Lovenox / Clexane	249	259	7.3%
			Delix / Tritace

701	541	36.8%	Taxotere	194	155	38.6%

1730	1495	22.2%	Allegra / Telfast	428	454	5.3%
267	203	38.8%	Nasacort	78	64	34.4%

185	187	4.9%	Arava	44	56	-11.6%

434	330	39.0%	Copaxone(3)	116	92	40.4%

200	168	25.9%	Amaryl	62	50	36.3%
239	58	NA	Lantus	75	32	NA

YTD 2002	YTD 2001	Activity variance(2)	Non U.S. in million €	Q4 / 2002	Q4 / 2001	Activity variance(2)
549	480	20.2%	Lovenox / Clexane	149	131	22.1%
923	709	34.2%	Delix / Tritace	255	193	37.0%

560	461	27.9%	Taxotere	150	123	31.9%
241	202	21.3%	Campto	61	51	19.9%

299	266	21.9%	Allegra / Telfast	66	58	29.4%
62	63	6.6%	Nasacort	15	15	11.5%

85	71	26.0%	Arava	23	21	18.2%

119	52	130.0%	Copaxone(3)	37	19	98.7%

222	199	18.2%	Targocid	61	51	28.0%
257	192	38.9%	Tavanic	50	53	-2.3%
52	3	NA	Ketek	26	3	NA

378	310	30.1%	Amaryl	102	84	32.4%
172	170	4.2%	Insuman	47	42	14.6%
60	36	69.1%	Lantus	19	11	69.1%

(1) unaudited

(2) On a comparable basis

(3) Alliance with Teva Pharmaceuticals Industries Inc

Rilutek and Synercid are no longer reported as strategic products

Aventis Non-Core Businesses (1)

Consolidated Income Statement

YTD 2002	YTD 2001%		in million €	Q4 / 2002	Q4 / 2001%
3,066	6,439	-52.4%	Net sales	287	1,540	-81.4%

(2,050)	(3,599)		Cost of goods sold	(520)	(873)
33.1%	44.1%		Gross margin (as% of sales)	-81.4%	43.3%

(1,164)	(1,495)	-22.2%	SG&A and other	(17)	(348)	-95.1%
(280)	(591)	-52.6%	Research & Development	(21)	(127)	-83.7%
(19)	(34)	-42.8%	Restructuring	(3)	(16)	-83.4%

(447)	720	-162.0%	Operating profit before goodwill amortization	(274)	177	-254.6%
(157)	(129)	21.4%	Equity in earnings of affiliated companies	(224)	(71)	215.7%
(603)	591	-202.1%	EBITA (2)	(497)	106	-568.9%

(1) Unaudited

(2) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date February 5, 2003	By:	/s/ Dirk Oldenburg

Name : Dirk Oldenburg
Title : General Legal Counsel